Exhibit 23.6

July 12, 2021

Capri Listco

PO Box 1093

Queensgate House

Grand Cayman, KY1-1102

Cayman Islands

Telephone: (345) 814-5688

Re: Consent of OC&C Strategy Consultants LLP

Ladies and Gentlemen,

OC&C Strategy Consultants LLP hereby consents to (i) references to our name, (ii) inclusion of information and data set forth in the Schedule appended hereto, which information and data are contained in our report dated March, 2021 (together with any subsequent amendments made by us thereto, the “Report”) and (iii) citation of the Report, in each case, in this Registration Statement on Form F-4 (and in all subsequent amendments) and in the proxy statement/prospectus contained therein. We further hereby consent to the filing of this letter as an exhibit to such Registration Statement and any amendments thereto with the U.S. Securities and Exchange Commission.

Yours faithfully,

For and on behalf of

OC&C Strategy Consultants LLP

/s/ Mostyn Goodwin
Name: Mostyn Goodwin
Title: Partner

SCHEDULE

1.	According to OC&C, the total value of used car transactions in Europe (including the UK) in 2019 was estimated at approximately £500 billion.

2.	In 2019, the UK used car market contributed approximately £100 billion in sales, with the largest four European markets excluding the UK (Germany, Italy, Spain and France) contributing approximately £210 billion and other European countries (EU 27, Norway and Switzerland) contributing approximately £170 billion.[1]

3.	Between 2017 and 2019, the total value of used car transactions in Europe (including the UK) increased at an annual growth rate of approximately 5%[2] and is projected to increase at an estimated compound annual growth rate of approximately 4%[3] between 2019 and 2025.

This growth is supported by a number of structural drivers including (i) expected growth in used car prices as a result of a mix-shift towards higher value vehicles (particularly SUVs);

4.	According to OC&C, in 2019 there were approximately 8 million used cars transacted annually in the UK, at a speed of turn of 3.5 years[4] on a car park of approximately 33 million.

5.	The COVID-19 pandemic has had a significant impact on many traditional used car retailers, with national lockdown measures across Europe forcing the temporary closure of physical car dealerships. This resulted in used car transaction value in Europe expected to have decreased by approximately 7%[5] in 2020 compared with 2019.

6.	However, the impact is expected to be temporary, supported by long-run stability in used car turn-rates, the quick recovery in transaction volumes observed in previous downturns (e.g. the 2008 financial crisis), and monthly used car transaction volumes in non-lockdown impacted months being observed at close to or above 2019 levels across major European markets.

7.	In the short-term, there may be some impact on average used car prices as a COVID-19 driven fall in new car sales drives a decrease in sales of (high price) nearly new vehicles between 2021 and 2022, but this impact is expected to have played out from 2023 onwards.

8.	According to OC&C, the European (including UK) new car market at average retail prices[6] is slightly smaller than that of used cars, with the total retail value of new car transactions estimated in 2019 at approximately £423 billion, out of which the UK contributed approximately £65 billion (or an estimated £55bn after estimated discounts granted on b2b sales).

[1]	The total value of markets includes tax.
[2]	L’Argus, CCFA, Febiac, Faconauto, Autobiz, VWE, Aumacon, DAT Report 2020, Statistik Austria, UNRAE, Omnipret, Indicata, Vroom, Samar, World Bank, ACEA, AutoTrader, SMMT, Kraftfahrt Bundesamt. OC&C analysis.
[3]	L’Argus, CCFA, Febiac, Faconauto, Autobiz, VWE, Aumacon, DAT Report 2020, Statistik Austria, UNRAE, Omnipret, Indicata, Vroom, Samar, World Bank, ACEA, AutoTrader, SMMT, Kraftfahrt Bundesamt. OC&C analysis.
[4]	Autotrader 2020 annual report.
[5]	L’Argus, CCFA, Febiac, Faconauto, Autobiz, VWE, Aumacon, DAT Report 2020, Statistik Austria, UNRAE, Omnipret, Indicata, Vroom, Samar, World Bank, ACEA, AutoTrader, SMMT, Kraftfahrt Bundesamt. OC&C analysis.
[6]	The value of the market, including discounts granted to larger b2b customers, will be somewhat lower in reality, as evidenced by the UK estimate. However, information on b2b discounts is not publicly available, so average retail prices have been used for the market size calculation.

9.	(64% of used car buyers in the UK researched their last car online); (ii) there is evidence that online channels solve typical pain-points of the offline journey such as lack of dealer trust and information asymmetry (31% of used car buyers in the UK do not trust car dealers, 49% of used car buyers in the UK are concerned that dealers are better informed than them, 38% of used car buyers in the UK are reluctant to purchase from their local dealer); and (iii) online channels offer a wider range of choices compared to offline channels (67% of used car buyers in the UK are of the view that the range of cars available online is appealing).[7]

10.	The European used car market is highly fragmented with an estimated total of around 80,000 dealerships operating across the top three markets in Europe (approximately 15,000 in the UK, approximately 29,000 in France and approximately 38,000 in Germany) in 2019.[8]

11.	Currently, no dealer group is estimated to process more than 5% of the used car market transaction volume within the three largest European car markets and the largest dealer group has around 3% market share in the UK and France, and approximately 1% in Germany.[9]

12.	Customers prefer to purchase used cars from a business as dealer-to-customer transactions account for the majority of used car transaction volumes: in 2019, approximately 70%(10) of used car transaction volumes in the UK were of a dealer-to-customer type whereas, in the rest of Europe, such purchases accounted for around 55%.[10]

13.	In the UK, dealers source an estimated approximate 70% of used cars from a business, mainly from branded intermediaries (e.g. auction houses) and direct car finance providers.[11]

14.	In the UK, online penetration of used car transactions stood at an estimated 2% in 2020.[12]

15.	According to OC&C’s survey of UK used car buyers in 2021, the total addressable market could be as large as 5-10 million cars should monthly fees decrease. There an estimated 2-4 million cars that are addressable at current price points, according to OC&C’s survey of UK used car buyers in 2021.

[7]	OC&C Car Buyer Survey 2021, OC&C analysis.
[8]	AM100, Company Annual Reports, ICDP Report, Xerfi — Le Journal de l’Automobile, IFA Report, L’Argus, DeStatis, IBIS World, OC&C analysis.
[9]	AM100, Company Annual Reports, ICDP Report, Xerfi — Le Journal de l’Automobile, IFA Report, L’Argus, DeStatis, IBIS World, OC&C analysis.
[10]	StatistikAustria, KBA, DAT, Rai, Bovag, Arval Annual Reports, EC Merger Report, Samar, Vroom, Pzpm, Faconauto, Xerfi, Le Journal de L’Automobile, UNRAE, Expert Interviews, OC&C analysis.
[11]	OC&C Car Buyer Survey 2021, expert interviews, SMMT, Mintel, press releases, annual reports, OC&C analysis.
[12]	Global Data, SMMT, press releases, expert interviews, OC&C Car Buyer Survey 2021, OC&C analysis.

3